FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 21, 2003

Commission File Number 001-16625

BUNGE LIMITED
(Translation of registrant's name into English)

50 Main Street
White Plains, New York 10606
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b):
82-

EXHIBITS

Exhibit 1	Notice of Annual General Meeting of Shareholders and Proxy Statement dated April 21, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2003	BUNGE LIMITED

	By:	/s/ William M. Wells
William M. Wells Chief Financial Officer